Art of Pour, Inc.
 CIK: 0001905764

TERMINATION OF REPORTING UNDER REGULATION CROWDFUNDING

Art of Pour, Inc. hereby notifies the U.S. Securities and Exchange Commission that it has ceased operations and is no longer conducting business.

The Company ceased operations in **February 2025** and has filed its **final U.S. federal income tax return for the 2024 tax year**, reflecting no continuing business activity for 2025.

The Company does not intend to engage in future business operations or make any further filings under Regulation Crowdfunding. The Company has completed dissolution steps in its state of incorporation.

Accordingly, this Form C-TR is being filed pursuant to **Rule 202(b)(7)** to terminate the Company's ongoing reporting obligations under Regulation Crowdfunding.

/s/ Alexander Brent
 CEO, Art of Pour Inc.

Dated: 11/13/2025